SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: June 2016

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares dated 14 March 2016
Enclosure 2	Transaction in Own Shares dated 14 March 2016
Enclosure 3	Transaction in Own Shares dated 15 March 2016
Enclosure 4	Total Voting Rights dated 31 March 2016
Enclosure 5	Total Voting Rights dated 29 April 2016
Enclosure 6	Director/ PDMR Shareholding dated 09 May 2016
Enclosure 7	Director/ PDMR Shareholding dated 09 May 2016
Enclosure 8	Director/ PDMR Shareholding dated 11 May 2016
Enclosure 9	Transaction in Own Shares dated 16 May 2016
Enclosure 10	Transaction in Own Shares dated 16 May 2016
Enclosure 11	Director/ PDMR Shareholding dated 17 May 2016
Enclosure 12	Transaction in Own Shares dated 17 May 2016
Enclosure 13	Transaction in Own Shares dated 18 May 2016
Enclosure 14	Transaction in Own Shares dated 19 May 2016
Enclosure 15	Director Declaration dated 20 May 2016
Enclosure 16	Transaction in Own Shares dated 20 May 2016
Enclosure 17	Director Declaration dated 23 May 2016
Enclosure 18	Transaction in Own Shares dated 23 May 2016
Enclosure 19	Transaction in Own Shares dated 24 May 2016
Enclosure 20	Transaction in Own Shares dated 25 May 2016
Enclosure 21	Total Voting Rights dated 31 May 2016

Enclosure 1

14 March 2016

BT GROUP PLC

TRANSACTIONS IN OWN SHARES

BT Group plc (the "Company") announces that it has instructed commencement of a non-discretionary programme to purchase up to £15 million worth of ordinary shares to be held as treasury shares, during the period beginning on 14 March 2016 and ending on or before 15 March 2016.  This forms part of the previously announced annual share buyback of around £300 million, to help offset the dilutive effect of maturing all-employee share plans.

This buyback programme will be managed by Merrill Lynch International, who are an independent third party that the Company has duly authorised to make trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

Contacts:

Investor relations:
Damien Maltarp                                                                       Tel: 020 7356 4909

Press office:
Ross Cook                                                                                Tel: 020 7356 5369

- : Ends : -

Enclosure 2

14 March 2016

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 14 March 2016 it purchased from Merrill Lynch International 1,700,000 ordinary shares at an average price of 462.4852 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 9,968,127,681 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 6,624,219 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 9,961,503,462.

The above figure (9,961,503,462) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

15 March 2016

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 15 March 2016 it purchased from Merrill Lynch International 1,563,070 ordinary shares at an average price of 456.6471 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 9,968,127,681 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 8,186,799 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 9,959,940,882.

The above figure (9,959,940,882) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

Thursday 31 March 2016

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 March 2016 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 8,170,176 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,959,956,805.

The above figure (9,959,956,805) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 5

Friday 29 April 2016

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 April 2016 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 6,928,112 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,961,199,569.

The above figure (9,961,199,569) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

 N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TONY CHANMUGAM

8 State the nature of the transaction

TRANSFER OF SHARES FOR NIL CONSIDERATION TO A CHARITABLE TRUST - THE FARS CHANMUGAM CHARITABLE TRUST

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

10,000 shares to the FARS Chanmugam Charitable Trust

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

6 MAY 2016, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TONY CHANMUGAM
PERSONAL HOLDING: 435,268 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      337,943 SHARES
BT GROUP INCENTIVE SHARE PLAN:      1,270,600 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

16. Date issuer informed of transaction

6 MAY 2016

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

9 MAY 2016

END

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SALE OF ORDINARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them?

TONY CHANMUGAM

8 State the nature of the transaction

SALE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

140,000 shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

445 pence

14. Date and place of transaction

6 MAY 2016, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TONY CHANMUGAM
PERSONAL HOLDING: 295,268 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      337,943 SHARES
BT GROUP INCENTIVE SHARE PLAN:      1,270,600 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

16. Date issuer informed of transaction

6 MAY 2016

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

9 MAY 2016

END

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GAVIN PATTERSON

TONY CHANMUGAM

LUIS ALVAREZ

JOHN PETTER

GRAHAM SUTHERLAND

HOWARD WATSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 652,642

TONY CHANMUGAM

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 303,385

LUIS ALVAREZ

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN -  120,501

JOHN PETTER

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 89,312

GRAHAM SUTHERLAND

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 88,800

HOWARD WATSON

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 90,730

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

GAVIN PATTERSON

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 307,356

TRANSFER TO KAREN PATTERSON (SPOUSE) - 3,422

TONY CHANMUGAM

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 142,877

TRANSFER TO FRANCES CHANMUGAM (SPOUSE) - 15,000

FURTHER SALE OF SHARES - 145,508

LUIS ALVAREZ

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 54,334

JOHN PETTER

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 42,061

ADDITIONAL SHARES SOLD - 47,251

GRAHAM SUTHERLAND

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 41,820

HOWARD WATSON

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 42,729

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

445p

14. Date and place of transaction

9 MAY 2016, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 2,794,058 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      376,092 SHARES
BT GROUP INCENTIVE SHARE PLAN:   2,340,387 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

TONY CHANMUGAM
PERSONAL HOLDING: 310,268 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      337,943 SHARES
BT GROUP INCENTIVE SHARE PLAN:      900,663 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 510,273 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      125,082 SHARES
BT GROUP INCENTIVE SHARE PLAN:      472,573 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

JOHN PETTER

PERSONAL HOLDING: 124,569 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      148,268 SHARES
BT GROUP INCENTIVE SHARE PLAN:      431,404 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 1,880 SHARES.

GRAHAM SUTHERLAND

PERSONAL HOLDING: 167,543 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      141,544 SHARES
BT GROUP INCENTIVE SHARE PLAN:      420,097 SHARES

HOWARD WATSON

PERSONAL HOLDING: 50,403 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:        87,284 SHARES
BT GROUP INCENTIVE SHARE PLAN:      165,466 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,953 SHARES.

16. Date issuer informed of transactions

10 MAY 2016

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

11 MAY 2016

END

Enclosure 9

16 May 2016

BT Group plc

Transactions in own shares

BT Group plc (the "Company") announces that it has instructed commencement of a non-discretionary programme to purchase up to £150 million worth of ordinary shares to be held as treasury shares, during the period beginning on 16 May 2016 and ending on or before 30 June 2016.  This forms part of the previously announced c£200 million annual share buyback, to help offset the dilutive effect of maturing all-employee share plans.

This buyback programme will be managed by J.P. Morgan Securities plc, an independent third party that the Company has duly authorised to make trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than the lower of: (i) 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase; and (ii) an amount equal to the higher of the price of the last independent trade of a share and the highest current independent bid for a share, in each case on the London Stock Exchange.

Contacts:

Investor relations:
Damien Maltarp                                                                    Tel: 020 7356 4909

Press office:
Ross Cook                                                                             Tel: 020 7356 5369

= ends =

Enclosure 10

16 May 2016

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 4,200,000 ordinary shares at a price of 436.1256 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 9,968,127,681 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 11,006,326 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 9,957,121,355.

The above figure 9,957,121,355 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE

GAVIN PATTERSON

TONY CHANMUGAM

JOHN PETTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SIR MICHAEL RAKE - 416 SHARES

GAVIN PATTERSON - 416 SHARES

TONY CHANMUGAM - 416 SHARES

JOHN PETTER - 416 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

433.1 pence

14. Date and place of transaction

17 MAY 2016 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING:  133,373 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 5,172 SHARES.

GAVIN PATTERSON

PERSONAL HOLDING: 2,794,474 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      376,092 SHARES
BT GROUP INCENTIVE SHARE PLAN:   2,340,387 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

TONY CHANMUGAM

PERSONAL HOLDING: 310,684 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      337,943 SHARES
BT GROUP INCENTIVE SHARE PLAN:      900,663 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

JOHN PETTER

PERSONAL HOLDING: 124,985 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      148,268 SHARES
BT GROUP INCENTIVE SHARE PLAN:      431,404 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 1,880 SHARES.

16. Date issuer informed of transaction

17 MAY 2016

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

17 MAY 2016

END

Enclosure 12
17 May 2016

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 4,400,000 ordinary shares at a price of 442.6256 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 9,968,127,681 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 15,404,793 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 9,952,722,888.

The above figure 9,952,722,888 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 13

18 May 2016

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 4,400,000 ordinary shares at a price of 440.486 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 9,968,127,681 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 19,804,793 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 9,948,322,888.

The above figure 9,948,322,888 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 14

19 May 2016

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 4,500,000 ordinary shares at a price of 435.5764 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 9,968,127,681 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 24,304,793 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 9,943,823,888.

The above figure 9,943,823,888 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 15

20 May 2016

BT GROUP PLC

NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of Simon Lowth whose appointment as a Director of BT Group plc will commence on 12 July 2016.

Directorships of publicly quoted companies in the last five years:

Company name	Appointed	Resigned
Standard Chartered plc	1 May 2010
BG Group plc	2 December 2013	15 February 2016
AstraZeneca plc	5 November 2007	31 October 2013

Mr Lowth has no additional information to disclose in respect of Listing Rule 9.6.13.

Enclosure 16

20 May 2016

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 4,500,000 ordinary shares at a price of 439.9479 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 9,968,127,681 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 28,804,793 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 9,939,322,888.

The above figure 9,939,322,888 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 17

                                                                23 May 2016

BT GROUP PLC

Notification under Listing Rule 9.6.14

1. Karen Richardson is an independent non-executive director of BT Group plc.

2. With effect from 1 July 2016, Karen Richardson will be appointed an independent non-executive director of Worldpay Group plc.

Enclosure 18

23 May 2016

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 4,500,000 ordinary shares at a price of 442.0976 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 9,968,127,681 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 33,304,793 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 9,934,822,888.

The above figure 9,934,822,888 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 19

24 May 2016

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 4,499,098 ordinary shares at a price of 445.3967 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 9,968,127,681 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 37,795,592 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 9,930,332,089.

The above figure 9,930,332,089 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 20

25 May 2016

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 3,010,993 ordinary shares at a price of 448.1576 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 9,968,127,681 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 40,806,585 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is  9,927,321,096.

The above figure 9,927,321,096 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 20

Tuesday 31 May 2016

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 May 2016 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 40,806,585 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,927,321,096.

The above figure (9,927,321,096) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  06 June 2016